Exhibit 2.2

EXECUTION COPY

November 23, 2010

Millard S. Drexler

c/o J. Crew Group, Inc.

770 Broadway 12th Floor

New York, NY 10003

Reference is made to the Agreement and Plan of Merger, dated November 23, 2010 (as may be amended from time to time, the “Merger Agreement”), by and among J. Crew Group, Inc. (the “Company”), Chinos Holdings, Inc. (“Parent”), and Chinos Acquisition Corporation (“Merger Sub”). Capitalized terms that are used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

As a condition to the willingness of the Company (acting through the Special Committee) to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Company has required Millard S. Drexler (“you”) to agree, and you have agreed, to enter into this Letter Agreement (this “Letter Agreement”) concurrently with the execution and delivery of the Merger Agreement.

1. You will cooperate with, facilitate and support, and not take any action intended to frustrate, delay, interfere with or impede, the efforts of the Company, acting through the Special Committee, and its Representatives to initiate, solicit and encourage, whether publicly or otherwise, Takeover Proposals and any discussions or negotiations in connection therewith in accordance with the Merger Agreement. In furtherance and not in limitation of the foregoing, such cooperation shall, upon the reasonable request of the Special Committee, include (i) participation in meetings, presentations, due diligence sessions and other sessions with Persons or groups that have indicated an interest in making a Takeover Proposal and the Representatives and financing sources of such Persons (collectively, “Potential Acquirors”), (ii) assistance in preparation of solicitation materials, offering documents and similar documents to be used in connection with such efforts, and (iii) cooperating and assisting in obtaining any consents, waivers, approvals and authorizations for and in connection with any Takeover Proposal.

2. In the event that the Merger Agreement is terminated by Parent in accordance with Section 7.1(c)(ii)(C) thereof or by the Company in accordance with Section 7.1(d)(ii) thereof in order for the Company to enter into a Company Acquisition Agreement with a third party (such party being the “Acquiring Party”), you will, solely in your capacity as an officer and director of the Company, cooperate with and support and not take any action intended to frustrate, delay or impede, the Company’s, the Acquiring

Party’s and their respective Representatives’ efforts to consummate the transactions contemplated by the Company Acquisition Agreement. In furtherance and not in limitation of the foregoing, such cooperation shall, upon the reasonable request of the Special Committee, include (i) participation in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with any financing, (iii) executing and delivering any certificates as may be reasonably requested by the Company, (iv) cooperating and assisting in obtaining any consents, waivers, approvals and authorizations for and in connection with such transactions and (v) cooperating in connection with any filing or submission and in connection with any investigation or other inquiry.

3. All rights of the Company under or in connection with this Letter Agreement shall be exercised only by the Special Committee on its behalf.

4. This Letter Agreement may be terminated (i) by the mutual written consent of the parties hereto or (ii) by any party if the Merger Agreement is terminated for any reason whatsoever other than by Parent in accordance with Section 7.1(c)(ii)(C) thereof or by the Company in accordance with Section 7.1(d)(ii) thereof in order for the Company to enter into a Company Acquisition Agreement that constitutes a Superior Proposal. This Letter Agreement shall terminate on the first anniversary of the date hereof.

5. This Letter Agreement may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto (in the case of the Company, acting through the Special Committee). This Letter Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. The parties hereto irrevocably waive any and all right to trial by jury in any legal proceeding between the parties hereto arising out of or relating to this Letter Agreement or the transactions contemplated hereby.

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Very truly yours,

J. CREW GROUP, INC.
by

/s/ Mary Ann Casati
Name: Mary Ann Casati
Title: Director

Agreed to and accepted this 23rd day of November 2010:

/s/ Millard S. Drexler
Millard S. Drexler

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